DN: Cybin Inc. doing business as Helus Pharma Form of Proxy – Annual and Special Meeting to be held on September 22, 2026 Trader’s Bank Building 1100, 67 Yonge Street Toronto ON M5E 1J8 Appointment of Proxyholder I/We being the undersigned holder(s) of Cybin Inc. hereby appoint Eric So, Chair and President or failing this person, Gabriel Fahel, Chief Legal Officer OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein: as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Cybin Inc. doing business as Helus Pharma to be held virtually at https://meetings.lumiconnect.com/400-495-952-615 on Tuesday, September 22, 2026 at 8:00 a.m. (ET) or at any adjournment thereof. 1. Appointment of Auditors. To appoint Zeifmans LLP as auditor for the Corporation for the ensuing year and to authorize the directors of the Corporation to fix its renumeration. For Withhold 2. Number of Directors. To set the number of directors of the Corporation at eight (8). For Against 3. Name Change. To change the name of the Corporation to “Helus Pharma Inc.” or such other name as may be approved by the directors of the Corporation and may be acceptable to regulatory authorities. For Against 4. Election of Directors. For Withhold For Withhold For Withhold a. Theresa Firestone b. Grant Froese c. Paul Glavine d. Michael Halstead e. Eric Hoskins f. Mark Lawson g. Freda Lewis-Hall h. Eric So Authorized Signature(s) – This section must be completed for your instructions to be executed. I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Signature(s): Date MM / DD / YY Interim Financial Statements – Check the box to the right if you would like to receive interim financial statements and accompanying Management’s Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email. Annual Financial Statements – Check the box to the right if you would like to RECEIVE the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. See reverse for instructions to sign up for delivery by email.

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME: This form of proxy is solicited by and on behalf of Management. Proxies must be received by 8:00 a.m. (ET), on Friday, September 18, 2026. Notes to Proxy 1. Each holder has the right to appoint a person, who need not be a holder, to attend and represent them at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse. 2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name appears on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. To Vote Your Proxy Online please visit: https://vote.odysseytrust.com You will require the CONTROL NUMBER printed with your address to the right. You can attend the meeting virtually by visiting https://meetings.lumiconnect.com and entering the meeting ID 400-495-952- 615 For further information on the virtual meeting and how to attend it, please view the management information circular of the company. If you vote by Internet, do not mail this proxy. To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at https://odysseytrust.com/ca-en/help/. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.